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FOR IMMEDIATE RELEASE           TSX: COM

CARDIOME INITIATES CARDIAC SURGERY CLINICAL STUDY,
REVISES PHASE 3 GUIDANCE

Vancouver, Canada, March 29, 2004 Cardiome Pharma Corp (TSX: COM) today announced that it has commenced its second Phase 3 efficacy study of RSD1235 for the acute treatment of atrial fibrillation (AF). The study, called ACT 2, will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. ACT 2 is the second of an expected three Phase 3 clinical studies that Cardiome and its marketing partner Fujisawa Healthcare Inc. will undertake prior to filing for approval in the US.

“Applying RSD1235 to this patient population is a logical extension given the promising results we have seen in our earlier clinical studies,” said Sheila Grant, VP Commercial Affairs. “We and our partner Fujisawa are delighted to be able to initiate this trial ahead of our previously projected timeline.”

The placebo-controlled study in approximately 210 patients will be conducted in 25 centres in the United States, Canada and Europe. The ACT 2 study will be focused on the treatment of patients with atrial fibrillation or atrial flutter occurring after coronary artery bypass graft (CABG) or valve replacement surgery. Approximately 30% of these patients have an episode of atrial arrhythmia following their surgery. The arrhythmia though transient is a significant medical concern, placing the patient at risk of stroke. Current procedures for terminating atrial fibrillation, including electrical cardioversion, are inappropriate for this patient population. The primary efficacy endpoint will be the acute conversion of atrial arrhythmia to normal heart rhythm. The study is expected to take 14 months to complete.

“There is significant unmet need for a safe anti-arrhythmic agent in post-operative cardiac patients” stated Dr. Peter Kowey, Chief of the Division of Cardiovascular Diseases at the Lankenau Hospital in Philadelphia and Chair of the study Steering Committee. “We are eager to put RSD1235 to the test as a novel therapeutic for this patient population”.

Cardiome also announced today a change in guidance in regard to its initial Phase 3 study for RSD1235, called ACT

1. The ACT 1 study seeks to confirm the findings of the successful Phase 2 proof-of-concept CRAFT trial. ACT 1 is focused primarily on recent-onset AF patients and those with longer AF duration. ACT 1 enrolment was initially projected for completion by year-end 2004 with results scheduled for the first quarter of 2005. The study has progressed more quickly than expected, and the company now expects results to be announced prior to year-end.

“Cardiome’s excellent clinical team has again demonstrated their capability,” stated Bob Rieder, President and CEO of Cardiome. “As a result of their efforts, the key value-adding ACT 1 data will now be available to Cardiome and its partner several months earlier than previously estimated."

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Under the terms of the agreement Cardiome granted Fujisawa an exclusive license to develop and commercialize intravenous RSD1235 in North America. The companies will co-develop RSD1235 IV to NDA, with Fujisawa responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, US and Mexico, and has also retained worldwide rights to oral RSD1235 for the prevention of AF.

Atrial fibrillation is an abnormal heath rhythm that affects the atria of the heart, lowering the heart’s pumping capacity and increasing the risk of stroke. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. In 2002 there were over 7 million cases of atrial arrhythmia in the developed world. The acute in-hospital market is poorly served by existing drugs. Establishment of safety and efficacy will be key to RSD1235 emerging as the potential drug of choice for the management of paroxysmal and persistent AF.

Currently available drugs lack sufficient efficacy and put patients at risk for potentially fatal side-effect arrhythmias. The common initial approach for the treatment of chronic AF is by electrocardioverting (electroshocking) the patient, an invasive and expensive procedure.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

RSD1235 is Cardiome’s lead drug in atrial arrhythmias. Cardiome’s lead drug in the congestive heart failure (“CHF”) area is oxypurinol, a xanthine oxidase inhibitor with antioxidant properties. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitises cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. This application of oxypurinol is currently in a Phase 2/3 study in 400 patients with stage 3 and stage 4 CHF.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout. Cardiome filed an Orphan Drug NDA for this indication in December 2003.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer